UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Publicly-Held Company with Authorized Capital

CNPJ/MF No. 90.400.888/0001-42

NIRE No. 35.300.332.067

MATERIAL FACT

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil” or the “Company”), complying with the provisions of Paragraph 4th of Article 157 of Law No. 6.404/76 and of Ruling No. 358/02 of the Brazilian Securities and Exchange Commission (“CVM”), hereby announces that, in order to optimize Santander Brasil’s capital structure and in light of the new prudent capital requirements applicable to financial institutions (also known as “Basel III”), the Board of Directors will submit for shareholders’ approval a proposal of optimization of the composition of Santander Brasil’s regulatory capital (RC) (“Plan for Optimization of the RC”), maintaining its current volume and diversifying it in terms of currency and composition. The objective is to establish a more efficient capital structure, consistent with the new prudent capital rules and aligned with Santander Brasil’s business plan and growing assets. The Plan for Optimization of the RC involves the steps detailed below:

(1) distribution of equity to the shareholders of Santander Brasil in a total amount of six billion Reais  (R$6,000,000,000.00), which will be submitted for approval by the Company’s Shareholders’ Meeting;

(2) issuance abroad of instruments to compose Tier I and Tier II of the regulatory capital of Santander Brasil, in a proportion to be determined, in an amount equivalent to the abovementioned distribution of equity, which will be submitted for approval by the Board of Directors of the Company; and

(3) a bonus share program and an adjustment in the composition of the Units, followed by a share reverse split (inplit), with the purpose of eliminating trading in cents, increasing the share liquidity and reducing the trading costs.

After the optimization mentioned above, the Basel index of Santander Brasil will remain at the current level, at about 21,5%, the highest among the major retail banks, and substantially higher than the minimum regulatory capital requirement and Basel III. This volume will maintain Santander Brasil’s ability to grow and benefit from business opportunities.

Distribution of Equity to the Shareholders

The Plan for Optimization of the RC initially involves a distribution of equity to the shareholders in a total amount of six billion Reais  (R$6,000,000,000.00), corresponding to R$ 1.584069138330 for each Unit and R$ 0.015086372746 for each common share (“ON”) or preferred share (“PN”) (“Distribution of Equity”).

After giving effect to the Distribution of Equity, the capital stock of the Company will be changed from sixty-two billion, eight hundred and twenty-eight million, two hundred and one thousand, six hundred and fourteen Reais  and twenty one cents (R$62,828,201,614.21) to fifty-six billion, eight hundred and twenty-eight million, two hundred and one thousand, six hundred and fourteen Reais  and twenty one cents (R$56,828,201,614.21), without share reduction.

The effectiveness of the Distribution of Equity is conditioned on (i) its approval by the Extraordinary Shareholders’ Meeting (“ESM”), to be timely called; (ii) the completion of the procedure for opposition by unsecured creditors, as set forth in Article 174 of Law No. 6.404/76; and (iii) its approval by the Central Bank of Brasil (“BACEN”), as set forth in applicable regulations, and the filing of the minutes of the ESM with the Commercial Registry of the State of São Paulo – JUCESP.

Upon compliance with the conditions set out above, the Company will publish a Notice to the Shareholders to inform (i) the deadlines for payment of the funds to the shareholders proportionally to their participations in the Company´s capital stock, without monetary adjustment from the date of the ESM to the date of such payment; and (ii) the date upon which the Units and the shares will be traded ex-right Distribution of Equity. Until such date is set and disclosed in a Notice to the Shareholders, the Units and the shares will continue to be traded with the rights to Distribution of Equity.

Issuance of Instruments (Tier I and Tier II)

In accordance with the Plan for Optimization of the RC, the Board of Directors approved the filing of an F-3ASR Registration Statement (“Notes Program”) with the U.S. Securities and Exchange Commission – SEC, which will enable the issuance abroad of one or more series of instruments, in the form of notes (“Notes”). The Company will request to BACEN an authorization that the Notes be included in tier I and/or tier II of its regulatory capital, pursuant to the provisions of the Brazilian National Monetary Council (“CMM”) Resolution No. 4.192, of March 1, 2013. Furthermore, the Notes will have terms and conditions in order to receive equivalent regulatory treatment consistent with the regulations of the European Union related to the Basel III implementation. The Notes may only be issued if the Distribution of Equity to the shareholders is effective.

The Notes Program will involve issuances in a total amount equivalent in US dollars to six billion Reais (R$6,000,000,000.00). The terms and conditions of the Notes that may be issued pursuant to the Notes Program will be set in accordance with the market conditions existing at the time of the applicable issuances. The Company’s management will determine the breakdown of the Notes that will be included in tier I and/or tier II of the regulatory capital.

The Company intends to allow its shareholders, if they wish, to participate in the Notes issuance, in light of the close corporate relationship between the Company and its shareholders, subject to a minimum investment to be determined according to applicable regulations and market conditions. Santander Spain has expressed its commitment to subscribe and pay for the aggregate principal amount of the Notes proportional to its equity interest in the Company, as well as any Notes that are not subscribed by other shareholders.

The Notes will not be offered publicly in Brazil; therefore, there will be no registration with the Brazilian Securities Commission – CVM nor any trading in the Brazilian market.

The Company will publish in due course a Notice to the Shareholders with (i) the terms and conditions of the Notes; and (ii) the record date for subscription rights, as well as the procedures and timeframes for subscription of the Notes that must be complied with by any interested shareholders.

In order to allow for the reinvestment in the Notes by the shareholders, the financial settlement of the Notes will occur immediately after the effectiveness of the Distribution of Equity.

Bonus Share, Adjustment in the Composition of the Units and Share Inplit

Upon completion of the aforementioned steps of the Plan for Optimization of the RC, a Shareholders’ Meeting will analyze the proposal presented by the Board of Directors with the purpose of eliminating the trading in cents.

In general terms, the proposal involves the following measures:

Bonus Share

Bonus share at the rate of 0.047619048 PN share for each ON share (SANB3) or PN share (SANB4) traded independently, which will result in a bonus shares of 5 PN shares for each Unit (SANB11) through the capitalization of reserves in the amount of R$171,798,385.79 (one hundred and seventy-one million, seven hundred and ninety-eight thousand, three hundred and eighty-five Reais and seventy-nine cents), as set forth in Article 169 of the Brazilian Corporate Law.

If the bonus shares are approved by means of the capitalization of reserves mentioned above, the Company’s Bylaws will be amended as follows: (i) Article 5 of the Company’s Bylaws will be amended to reflect the new capital stock of the Company, which will then be of R$57,000,000,000.00 (fifty-seven billion Reais), divided into 212,841,731,754 (two hundred and twelve billion, eight hundred and forty-one million, seven hundred and thirty-one thousand, seven hundred and fifty-four) ON shares and 205,204,486,108 (two hundred and five billion, two hundred and four million, four hundred and eighty-six thousand, one hundred and eight) PN shares; and (ii) Article 56 of the Bylaws will be amended in order to establish that the Units will be comprised of fifty-five (55) ON shares and fifty-five (55) PN shares.

Share Reverse Split (Inplit)

Share reverse split (inplit) of the totality of the issued ON shares and PN shares of the Company´s capital stock, in a proportion of 55:1, so that every fifty-five (55) ON shares and fifty-five (55) PN shares will then correspond to one (1) ON share and one (1) PN share, respectively, with the number of shares comprising the capital stock thereafter being 3,869,849,668 (three billion, eight hundred and sixty-nine million, eight hundred and forty-nine thousand, six hundred and sixty-eight) ON shares and  3,730,990,657 (three billion, seven hundred and thirty million, nine hundred ninety thousand, six hundred and fifty-seven) PN shares, totaling 7,600,840,325 (seven billion, six hundred million, eight hundred and forty thousand, three hundred and twenty-five) shares, all of which with no par value, to be distributed among the shareholders proportionally to their equity participation prior to the share split.

Fractional Shares

The Company´s management will comply with the provisions of Article 1, item XI, of CVM Instruction No. 323/00 and other rules and procedures applicable to the fractional shares resulting from the share inplit.

An affiliate of Santander Spain, the controlling shareholder of Santander Brasil, will deliver, at no cost, fractions of shares to the shareholders that, due to the share inplit, remain with an amount of shares that does not represent an integer. The fractions of shares will be delivered by the affiliate of Santander Spain in sufficient amount to compose shares with integer figures (i.e., integer closest to the fractioned number of shares).

Adjustment of the composition of the Units

Amendment to Article 56 of the Company´s Bylaws, with the purpose of establishing that the Units, due to the approval of the share inplit, will be comprised of one (1) ON share and one (1) PN share. The ADRs (American Deposit Receipts) will continue to be comprised by one Unit.

It is expected that the proposal for a bonus share, adjustment of the composition of the Units and share inplit will be submitted for the approval by the Shareholders’ Meeting in the first quarter of 2014, after implementation of the proposal for Distribution of Equity and issuance of the instruments to compose tier I and tier II of Santander Brasil’s regulatory capital discussed above.

Disclaimer in the United States:

This notice does not represent an offer to sell, or a request for an offer to acquire any securities, nor should there be any sale of such securities in any state of the United States of America or in another jurisdiction in which the offer, the request or the sale would not be permitted before registration or qualification under such jurisdiction. Except for the registration of the Notes Program with the U.S. Securities and Exchange Commission, there shall not be any registration or qualification of any offering in any other jurisdiction.

São Paulo, September 26th, 2013.

Carlos Alberto López Galán

Investors Relation Officer

Banco Santander (Brasil) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: September 26, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer